

Setting the Record Straight

October 2015
www.enhancecrackerbarrel.com

LEGAL DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF BIGLARI CAPITAL CORP. ("BIGLARI CAPITAL"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO CRACKER BARREL OLD COUNTRY STORE, INC. (THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

BIGLARI CAPITAL HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY, OTHER THAN ITS ADVISORS, TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

BIGLARI CAPITAL SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT BIGLARI CAPITAL BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

BIGLARI CAPITAL RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. BIGLARI CAPITAL DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

SARDAR BIGLARI, SELF-MADE ENTREPRENEUR

- In 1984, Sardar Biglari and his family fled Iran to the United States, as refugees, and settled in San Antonio, Texas

- In 1996, at age 18, he founded his business with $15,000

- In 2000, he founded Biglari Capital Corp. ("Biglari Capital"), the general partner of The Lion Fund, L.P.

- In 2006, he became Chairman and CEO of Western Sizzlin Corporation, a Nasdaq-listed restaurant company that was hemorrhaging losses but was successfully turned into a profitable enterprise

- In 2008, he became Chairman and CEO of The Steak n Shake Company ("Steak n Shake"), a restaurant chain that was on the brink of bankruptcy

  - Sardar led the remarkable turnaround of Steak n Shake, resulting in 27 consecutive quarters of same-store sales growth

- Biglari Capital is the largest shareholder of Cracker Barrel Old Country Store, Inc. ("Cracker Barrel" or the "Company") with a 19.7% ownership stake

  - Since becoming a significant shareholder, Biglari has not sold a single share of Cracker Barrel stock

WHY ARE WE HERE?

- On October 13, 2015, Cracker Barrel filed an investor presentation in connection with its upcoming annual meeting seeking shareholder support for the Company's poison pill which was adopted by the Board of Directors of Cracker Barrel (the "Board") in April

    - The Company's presentation was explicit about the reasons for the continued poison pill: ***to protect shareholders from Sardar Biglari***

    - Cracker Barrel's presentation, which contained numerous personal attacks, was in no way provoked

        - ***In fact, there has been no dialogue between Sardar Biglari and the Board for 18 months***

- Based on the gross misrepresentations in the Company's presentation, we are responding publicly to set the record straight and to alert our fellow shareholders of the Board's disingenuous communications

- We find the Board's presentation especially alarming in light of the fact that there is no proxy fight, no shareholder proposal, and no unsolicited bid for the Company

    - **First, shareholders should understand that the Tennessee Control Share Acquisition Act prohibits a shareholder with 20% or more of shares outstanding from voting a <u>single share</u> above the 20% level[1] – accomplishing the designed effect of the Company's proposed poison pill**

    - **Second, Biglari in particular has a publicly disclosed financing arrangement whereby $164.1 million of debt becomes due if he exceeds 20% ownership of the Company[2]**

    - ***Knowing these facts, why is the Board undertaking a costly, misleading campaign against its largest shareholder?***

- Additionally, the Board uses its presentation to boast about the Company's historical performance

    - We believe that the Company's historical performance can be significantly attributed to the recommendations of its anchor investor, Sardar Biglari

---

(1)   Source: Sections 48-103-301 to 48-103-312 of the Tennessee Business Corporation Act
(2)   Source: www.sec.gov/Archives/edgar/data/1580602/000134100415000121/0001341004-15-000121-index.htm



Eat. Shop. Entrench.



Next Exit

Does Cracker Barrel Need a Poison Pill?

THE COMPANY ASSERTS SHAREHOLDERS NEED "PROTECTION"


Cracker Barrel Old Country Store
Approve the Shareholder Rights Plan
Our Board unanimously recommends a vote for the approval of the Shareholder Rights Plan
✓ We are continuing to execute on our proven strategic priorities
✓ We believe it is vitally important to protect our shareholders from Biglari Holdings or any other party who attempts to accumulate a potentially controlling position without paying a change of control premium
✓ This is a critical choice for you to make in protecting your investment
20

Source: Public filings
Note: Emphasis added

REASONS WHY THE PILL IS NOT NECESSARY

- The Company chose to adopt the Tennessee Control Share Acquisition Act, which is just as effective as the proposed poison pill at thwarting a hostile takeover
- Sardar Biglari has a financing arrangement with JP Morgan for $164.1 million in which the entirety of the debt becomes callable if Biglari's ownership of Cracker Barrel exceeds 20%(1)

PILL OR NO PILL, BIGLARI IS NOT PRACTICALLY ABLE TO GO OVER 20%, SO WHY IS THE COMPANY KEEPING THE POISON PILL?

(1) Source: www.sec.gov/Archives/edgar/data/1580602/000134100415000121/0001341004-15-000121-index.htm

TENNESSEE LAW ALREADY SERVES AS A DE FACTO POISON PILL

- Tennessee Control Share Acquisition Act provides that a shareholder with 20% or greater ownership cannot vote any shares at or above 20%, unless voting rights are authorized by a majority of the other shareholders at a special meeting[(1)]
- Tennessee Control Share Acquisition Act effectively prevents a shareholder from exercising control

WHY IS THE CRACKER BARREL BOARD EXPENDING CONSIDERABLE EFFORT AND SHAREHOLDER MONEY TO SOLICIT PROXIES TO IMPLEMENT ITS PILL?

(1) Source: Sections 48-103-301 to 48-103-312 of the Tennessee Business Corporation Act

ABSENT A POISON PILL, WHAT WOULD HAPPEN IF SARDAR BIGLARI ACQUIRED MORE THAN 20% OWNERSHIP OF CRACKER BARREL?

1) $164.1 million of debt would come due

2) Unable to vote a single share above 20%

DO SHAREHOLDERS NEED "PROTECTION" FROM… A SHAREHOLDER?

BIGLARI CANNOT OWN MORE THAN 20% OF THE COMPANY WITHOUT SERIOUS REPERCUSSIONS. THEN, WHY DOES THE BOARD BELIEVE THAT SHAREHOLDERS REQUIRE "PROTECTION" FROM A FELLOW SHAREHOLDER?

◆ *DO CRACKER BARREL SHAREHOLDERS NEED "PROTECTION" FROM GOOD IDEAS?*

- *Should shareholders be shielded from initiatives proposed by the Company's largest shareholder?*
    - *Biglari is a proven restaurant operator*

◆ *DO SHAREHOLDERS NEED "PROTECTION" FROM CRACKER BARREL'S ANCHOR INVESTOR?*

- *Since becoming a significant shareholder, Biglari has not sold a single share of Cracker Barrel stock*

◆ *WHY IS THE BOARD TRYING TO CREATE A THREAT WHEN NONE EXISTS?*

- *Cracker Barrel is already adequately protected under state law; so what is the urgency to adopt a pill now?*

◆ *WHY IS THE BOARD TRYING TO PICK A FIGHT?*

- *Biglari has **not** nominated directors for election in two years*
- *The Board has **not** communicated with Biglari for nearly two years*

WHAT DOES IT SAY ABOUT A BOARD THAT MAKES UNPROVOKED ATTACKS AGAINST ITS LARGEST INVESTOR?

IS THE PILL PREVENTING THE COMPANY FROM BUYING BACK SHARES?

Company Statement

"As far as the opportunity to repurchase shares, <u>as long as we have a 19.9% shareholder and we have a shareholder rights plan with a 20% threshold</u>… <u>the view that we have is that we need to find alternatives to share repurchases to return capital to shareholders</u>…."

Larry Hyatt, CFO of Cracker Barrel
Q3 2015 Earnings Call , June 3, 2015 (emphasis added)

What the Pill States

"<u>[N]o Person shall become an 'Acquiring Person' as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares of the Company Beneficially Owned by such Person to 20% or more of the Common Shares of the Company</u>…."

Form 8-K filed April 9, 2015 (emphasis added)

IF THE EXISTING PILL HAS A SPECIFIC CARVE-OUT FOR BUY-BACKS, WHY DOES THE COMPANY REFUSE TO BUY-BACK STOCK?

DID SHAREHOLDERS FEEL "SAFER" WHEN RUMORS BROKE THAT BIGLARI WAS SELLING?



Price Per Share Performance (Hourly)

- CBRL
- S&P 500 Index

Rumors surfaced that Biglari was exiting some of his position in Cracker Barrel

Cracker Barrel Falls 8% in Two Days

+3.0%

Source: Bloomberg

"Biglari selling shares will likely have a big impact on Cracker Barrel's share price. Word of the sale, in fact, sent shares down more than 5 percent today."

Nation's Restaurant News, February 6, 2015

What Biglari Has Accomplished for Cracker Barrel

BIGLARI HAS CREATED EXTRAORDINARY VALUE



Total Shareholder Return Since Biglari 13D vs. Peers
250%
200%
150%
100%
50%
0%
-50%
-100%
-50.87
Ruby Tuesday
7%
BJ's
56%
Bob Evans
56%
BLOOMIN' BRANDS
61%
DARDEN
90%
The Cheesecake Factory
130%
BRINKER INTERNATIONAL
145%
TEXAS ROADHOUSE
185%
RED ROBIN
234%
Cracker Barrel Old Country Store

Source: FactSet

MULTIPLE EXPANSION AFTER BIGLARI 13D



EV/EBIT Since Biglari 13D

"Biglari... has clearly had an impact. Much of the discussion on this site has focused on an indirect impact on the stock. Facing its second proxy fight in two years, Cracker Barrel has overhauled its board, changed its management and made numerous other changes to its business, which has had a positive impact on the company's financials and its sales numbers. It's a more dynamic company now than it was 19 months ago, and it's doubtful much of it would have happened if Cracker Barrel didn't have an activist investor breathing down its neck."

Restaurant Finance Monitor, Oct. 30, 2012 (emphasis added)

THE INITIATIVES PUT FORWARD BY BIGLARI SINCE 2011 HAVE RESULTED IN MEANINGFUL CHANGES AT THE COMPANY AND, MOST IMPORTANTLY,
DRIVEN SHAREHOLDER VALUE

WHAT DID BIGLARI ASK CRACKER BARREL TO DO?

① **Improve Operating Execution**

- Prior to Biglari, Cracker Barrel was experiencing a rapid decline in store-level profitability
  - ➤ Biglari pressured the Company to focus on operational improvements and unit economics
    - ◆ *The Company began focusing on reducing costs and launched a six-point improvement plan which mirrored many of Biglari's initiatives*

② **Halt Unit Expansion**

- Prior to Biglari, Cracker Barrel was targeting 5% annual increase in new stores and was aiming to achieve a total of 1,100 stores
  - ➤ Biglari highlighted that the Company's overall profitability had declined and that new unit expansion should be halted until the Company demonstrated consistent improvement in its same-store sales and thereby restored restaurant-level operating income
    - ◆ *The Company greatly reduced its expansion program and has averaged less than a 1% increase in new store openings over the past three years*

③ **Upgrade Leadership**

- Prior to Biglari's involvement, Cracker Barrel had a failing CEO and a stale Board
  - ➤ Biglari pressured the Company to change leadership and improve the composition of the Board
    - ◆ *The Company replaced its CEO, CFO, General Counsel, seven of nine Directors, and replaced several other senior executives*

④ **Provide Appropriate Financial Disclosure**

- Prior to Biglari, Cracker Barrel did not break out the financial performance of its retail operation
  - ➤ Biglari pressured the Company to provide additional segment data, asserting that the disclosure was needed for investors to properly evaluate the Company's performance
    - ◆ *After first refusing to provide the information to investors, the Company began providing this pertinent data*

WHAT DID BIGLARI ASK CRACKER BARREL TO DO? (CONT.)

⑤ **Improve Executive Compensation Practices**

- Prior to Biglari, the Company had poor executive compensation practices
  - ◆ *Responding to Biglari pressure, the Company overhauled its executive compensation standards to improve the alignment of incentives between Company leadership and its shareholders*

⑥ **Licensing Cracker Barrel Brand**

- Prior to Biglari, Cracker Barrel did not license its brand
  - ➤ Despite initially dismissing Biglari's idea as "exotic," the Company eventually decided to begin licensing the Company's brand in grocery stores
    - ◆ *We share the Company's now-adopted enthusiasm regarding the licensing initiative and believe it can have the dual effect of generating revenue while increasing brand awareness*

⑦ **Return Excess Capital to Shareholders**

- Prior to Biglari, Cracker Barrel was using its excess cash to pursue unit expansion rather than return capital to shareholders
  - ➤ Biglari has consistently called for increased dividends and share repurchases
  - ➤ In 2013, the Company offered to purchase Biglari's shares (tantamount to "greenmail"), which he declined
    - ◆ As an alternative to the Company's offer, Biglari countered that the Company should return equivalent capital for the benefit of all shareholders
      - – *Because of Biglari's pressure, the Company has greatly increased its annual dividend payments and issued a $3.00 per share special dividend on August 5, 2015*

IMPROVING UNIT ECONOMICS

1 — Biglari Pressure

"We believe the combination of a flawed strategy and poor execution has prevented Cracker Barrel's enhancement of value…. [S]hareholders were informed that the Company will spend approximately $50 million on opening new units. In our estimation, the Board and management are committing three sins: (1) expecting (not averting) an eighth consecutive year of decline in customer traffic, (2) __fixating on opening new units instead of addressing the problems in existing ones__, and (3) allocating $50 million of shareholder money when far more lucrative options exist on a risk-adjusted basis."

Sardar Biglari, November 14, 2011 (emphasis added)

2 — Company Response

Bob Derrington, Morgan Keegan: *"[T]here's been some __grumblings in past times about the store-level unit economic__s… Are there other ways that you can reduce the costs, maintain the sales? Can you give us a little bit of color there?"*

Larry Hyatt, CFO of Cracker Barrel: *"[W]e have an ongoing process to both find opportunities to continue to __bring the investment costs down__ in ways that do not negatively impact guest experience. __And we are additionally, looking at ways to operate those stores more efficiently__ and effectively in terms of designing in labor savings, designing in utility cost savings, et cetera."*

Q1 2012 Cracker Barrel Earnings Call, November 22, 2011 (emphasis added)

3 — Wall Street Feedback

"While CBRL has stated that expanding the footprint of the existing brand is one of its long term strategies, management noted it would __maintain a modest level of near-term unit growth__ the result of: (1) __more stringent site selection criteria__, which now utilizes new analytical tools, in an effort to __improve profitability and shareholder value from new store investments__ and (2) CBRL's strategy of developing a more labor efficient and operationally enhanced (back of house) prototype."

Wells Fargo, November 22, 2013 (emphasis added)

4 — Results



Operating Income Per Store

Source: FactSet

MARGIN IMPROVEMENT

① Biglari Pressure

- On **April 24, 2014**, at the Annual Meeting of Biglari Holdings, with the CFO of Cracker Barrel Lawrence Hyatt in attendance, Sardar was asked what he would do if he was involved with Cracker Barrel

- Sardar responded that he could easily achieve **cost savings of $50 million** out of its cost structure

② Company Responses

On **April 30, 2014** – 6 days later – Cracker Barrel management announced a three-year cost optimization program to generate **$50 million in cost savings**

Source: Public filings

- From 2005 through June 2010, CRBL mentioned the phrase "cost savings" a total of 6 times during earnings calls or investor presentations

- ***Since Biglari's 13D in June 2011, the Company has mentioned "cost savings" 33 times*** on earnings calls or during investor presentations

Source: FactSet

③ Wall Street Feedback

"CBRL's cost reduction initiatives expected to deliver $30-45 million in savings.... CBRL has undertaken specific initiatives to drive __cost savings across four buckets: (1) labor, (2) maintenance, (3) food & supply chain, and (4) G&A.__ With respect to labor… new kitchen technologies as part of its 'Seat to Eat' initiative have already increased productivity, and… are expected to __continue to reduce labor__ costs. [C]entralized management of facilities maintenance is __expected to result in continued cost synergies__… 'To-Go' packaging are __also expected to allow for further cost savings__…. CBRL has completed its [TMS] system-wide rollout, which __improves the company's food cost visibility__ at the store level and improves yield, while __reducing waste__. We note that on __four of the last five earnings conference calls__, management partially attributed COGS favorability to the __success of its food production initiatives in terms of reducing food waste__, helping to offset commodity inflation."

Wells Fargo, November 22, 2013 (emphasis added)

④ Results



LTM EBIT Margin

Source: FactSet

EASED "GROWTH AT ALL COSTS" STRATEGY

1   Previous Company Statement

"[W]e are in a strong position to __accelerate our new unit growth rate__…."

Michael Woodhouse, Chairman and CEO of Cracker Barrel
Q1 2011 Earnings Call, November 23, 2010 (emphasis added)

2   Biglari Pressure

"Clearly, shareholders would have been better off if the Board had rejected new openings so __all of management's focus would have homed in on existing units to avert the value destruction__. In our view, opening new units when current ones are losing traffic is strategically flawed. __Why continue to open new ones, when management cannot channel an increment in customer traffic through existing ones__? We believe the combination of a flawed strategy and poor execution has prevented Cracker Barrel's enhancement of value."

Sardar Biglari, November 14, 2011 (emphasis added)

3   Company Response



Investor Presentation, April 26, 2012

4   Results



Source: Public filings

OVERHAULING MANAGEMENT

2010	
Name	Position
Michael Woodhouse	Chairman, President & Chief Executive Officer
Doug Barber	EVP & Chief Operating Officer
Sandra Cochran	EVP & Chief Financial Officer
Christopher Ciavarra	SVP, Marketing
Edward Greene	SVP, Strategic Initiatives
Robert Harig	SVP, Human Resources
Terry Maxwell	SVP, Retail Operations
Forrest Shoaf	SVP, Secretary & Chief Legal Officer
Patrick Scruggs	VP, Accounting and Tax & Chief Accounting Officer

2015	
Name	Position
★ Sandra Cochran	President & Chief Executive Officer
★ Larry Hyatt	SVP, Chief Financial Officer
★ Beverly Carmichael	SVP & Chief People Officer
Christopher Ciavarra	SVP, Marketing
Edward Greene	SVP, Strategic Initiatives
★ Nicholas Flanagan	SVP, Operations
★ Laura Daily	SVP, Retail Operations
★ Michael Zylstra	VP, General Counsel & Secretary
★ Jeffrey Wilson	VP, Corporate Controller & Principal Accounting Officer

★ = Change in position between 2010 and 2015

WOULD MANAGEMENT HAVE TURNED OVER ABSENT PRESSURE FROM BIGLARI?

OVERHAULING THE BOARD

2010	
Name	Tenure
Robert Dale	**24**
Richard Dobkin	5
Robert Hilton	**29**
Charles Jones	**29**
B.F. Lowery	**39**
Martha Mitchell	**17**
Andrea Weiss	7
Jimmie White	**17**
Michael Woodhouse	**11**

2015	
Name	Tenure
★ Thomas Barr	3
★ James Bradford	4
★ Sandra Cochran	4
★ Glenn Davenport	3
Richard Dobkin	10
★ Norman Johnson	3
★ William McCarten	4
★ Coleman Peterson	4
Andrea Weiss	12

★ = Change in position between 2010 and 2015

WOULD 78% OF THE BOARD HAVE CHANGED WITHOUT PRESSURE FROM BIGLARI?

IMPROVING FINANCIAL DISCLOSURE

1 Biglari Pressure

"I think we have established as fact that you identify the businesses separately, measure them separately, and manage them separately. But you fail in fully reporting them separately… I assure you that disaggregating the financial data of the retail business from the restaurant business is imperative and integral to conducting robust investment analysis."

Sardar Biglari, August 23, 2011

2 Company Response

*"**We believe our financial reporting is appropriate and in compliance** with SEC disclosure requirements, including the applicable guidance on segment reporting. We view our restaurant and retail operations as two related and substantially integrated product lines that allow our stores to deliver a unique, integrated customer experience."*

Michael Woodhouse, Chairman and CEO of Cracker Barrel
Company Press Release, August 24, 2011 (emphasis added)

3 Wall Street Feedback

"[Management] also disclosed retail cost of sales for FY11 and 4Q11 of 52.1% and 51.3% vs. 52.0% and 49.5% for FY10 and 4Q10, respectively. Management has not given this disclosure in the past, and we believe it provided the detail in today's release in response to recent pressure from activist shareholder Sardar Biglari."

Key Banc, September 13, 2011

4 Results

For the first time it its history, in the FY2011 earnings release, Cracker Barrel began disclosing information on COGS for the retail and restaurant businesses separately, enabling investors to determine gross profit by segment

See Form 8-K filed September 13, 2011

IMPROVING EXECUTIVE COMPENSATION ALIGNMENT

1

Biglari Pressure

*"[T]he Board has designed a **flawed compensation system**, one with a low bar for achievement… Paying executives bonuses even if the current operating income declines … sends the wrong message throughout the organization… **In 2008, the Board paid bonuses even though the target was not achieved… then, the bar was lowered in 2009 with no rationale provided**."*

Sardar Biglari, November 14, 2011 (emphasis added)

2

Company Response

The Compensation Committee – **under new leadership** – implemented the following changes: (1) targeted compensation at the median of peer group pay, (2) improved disclosure in the CD&A of compensation performance targets and performance relative to them, and (3) adopted an anti-hedging policy for officers and directors.

Schedule 14A, October 26, 2012

3

Wall Street Feedback

*"**[W]e believe that the Company has been responsive to the noted shareholder concerns** and that certain aspects of its compensation program outweigh the negative factors that are emphasized in our pay-for-performance analysis."*

Historical Glass Lewis Compensation Grades

2012	2013	2014	2015
D	**C**	**C**	**C**

Source: Glass Lewis (emphasis added)

4

Results



Source: FactSet

BEGIN LICENSING BRAND

1 Biglari Pressure

*"The retail business of Cracker Barrel should not be restricted to its company-operated stores; rather, selected products could be distributed through other retailers. **To reach more consumers in an effective, profitable way is to license Cracker Barrel** products to third parties to generate retail royalties."*

Sardar Biglari, November 14, 2011 (emphasis added)

2 Initial Company Response

*"While… licensing of retail and food products sound[s] exotic, **they won't produce the immediate 'return on effort'**…."*

Investor Presentation, November 29, 2011 (emphasis added)

3 Eventual Company Response

*"We're working to bring branded products similar to what we are featuring in-store into the grocery store…. **We see the near term benefit** of doing this is generating incremental impression to drive awareness back into our stores and over time **obviously opening up an additional income stream.**"*

Christopher Ciavarra, SVP of Marketing of Cracker Barrel
Shareholder/Analyst Call, April 26, 2012 (emphasis added)

*"We continue to **be optimistic about our licensing program** under our CB Old Country Store mark. I'm pleased to announce that Continental Mills has joined as the second licensee to support our entry into additional grocery categories. During the quarter, we introduced four new licensed products."*

Sandra Cochran, Director and CEO of Cracker Barrel
Q3 2015 Earnings Call, June 2, 2015 (emphasis added)

4 Results


Robust product portfolio
Spiral Half Ham
Stack Pack Bacon
Hardwood Smoked
Maple
Applewood Smoked
Tub Lunchmeat
Smoked Ham
Honey Ham
Oven Roasted Turkey
Smoked Turkey
Beef and Bacon Jerky
Quarter Hams
Smoked Ham
Honey Ham
Ham Steaks
Smoked Ham
Honey Ham
Deli Meat
Smoked Ham
Sweet Ham
Black Forest Ham
Pan Roasted Turkey Breast
Oven Roasted Chicken Breast
FY 2014 and forward
Enter categories where we can provide a new, quality option to convenience-oriented categories
Leverage the strength of our breakfast association
EXTEND.
60

Investor Presentation. May 1, 2014

1 — Biglari Pressure

"Because the Company has been generating cash, paying down debt, forecasting surplus cash, and has enormous real estate holdings… __we would be pleased with a significant dividend__ between $13 and $20 per share."

Sardar Biglari, October 23, 2013 (emphasis added)

2 — Company Response

"The Company announced that its Board of Directors increased the quarterly dividend to $1.10 per share on the Company's common stock, which represents a 10% increase over the Company's previous quarterly dividend of $1.00. The Board of Directors also declared a special dividend of $3.00 per share on the Company's common stock."

3Q 2015 Earnings Release, June 2, 2015

3 — Wall Street Feedback

"__Cracker Barrel had some outside 'help'__ that convinced it to focus so much on its dividend policy. __That help came from activist investor Sardar Biglari__… [T]he rising dividend has coincided with a rising valuation and a rising price for Cracker Barrel."

The Motley Fool, July 16, 2014 (emphasis added)

4 — Results



LTM Dividend/Share

Biglari 13D

Source: FactSet

WHAT IS THE BOARD'S OBJECTIVE?

CONSIDER THE FOLLOWING:

① *BIGLARI OWNS APPROXIMATELY 20% OR APPROXIMATELY $660 MILLION OF CRACKER BARREL STOCK*

② *BIGLARI HAS NOT RUN FOR BOARD SEATS SINCE 2013 AND HAS NOT SAID A WORD TO THE PUBLIC ABOUT THE COMPANY IN 18 MONTHS*

③ *BIGLARI IS A LONG-TERM SHAREHOLDER – SINCE BECOMING A SIGNIFICANT SHAREHOLDER IN 2011, BIGLARI HAS NOT SOLD A SINGLE SHARE OF CRACKER BARREL STOCK*

④ *CRACKER BARREL HAS ADOPTED MANY OF THE INITIATIVES SUGGESTED BY BIGLARI, WHICH HAVE HAD AN OVERWHELMINGLY POSITIVE IMPACT ON SHAREHOLDER VALUE*

⑤ *BIGLARI IS NOT ONLY THE COMPANY'S LARGEST SHAREHOLDER, BUT ALSO A PROVEN RESTAURANT OPERATOR*

WHY HAS THE BOARD DECIDED TO ATTACK ITS LARGEST SHAREHOLDER WHO IS BEHIND MUCH OF THE COMPANY'S SUCCESS?

BIGLARI'S OBJECTIVE IS CLEAR: MAXIMIZE THE VALUE OF CRACKER BARREL







www.enhancecrackerbarrel.com
Cracker Barrel
Old Country Store
Eat. Shop. Entrench.
Next Exit